UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Original Filing)(1)

Bank Mutual Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

063750103

(CUSIP Number)

August 6, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 063750103		Page 2 of 16

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Sirios Capital Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 92,665

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 92,665

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 92,665 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 0.17%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 063750103		Page 3 of 16

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Sirios Capital Partners II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 459,951

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 459,951

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 459,951 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 0.85%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 063750103		Page 4 of 16

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Sirios/QP Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 841,587

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 841,587

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 841,587 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 1.56%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 063750103		Page 5 of 16

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Sirios Overseas Fund, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 991,713

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 991,713

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 991,713 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 1.84%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 063750103		Page 6 of 16

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Sirios Focus Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 203,330

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 203,330

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 203,330 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 0.38%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 063750103		Page 7 of 16

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Vitruvius SICAV

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 159,340

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 159,340

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 159,340 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 0.30%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 063750103		Page 8 of 16

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Sirios Capital Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,748,586

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,748,586

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,748,586 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 5.10%

12.	Type of Reporting Person (See Instructions) IA, PN

CUSIP No. 063750103		Page 9 of 16

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Sirios Associates, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,748,586

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,748,586

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,748,586 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 5.10%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 063750103		Page 10 of 16

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). John F. Brennan, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,748,586

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,748,586

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,748,586 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 5.10%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 063750103		Page 11 of 16
Item 1.
(a)	Name of Issuer The name of the issuer is Bank Mutual Corporation (the “Company”).
(b)	Address of Issuer’s Principal Executive Offices The Company’s principal executive offices are located at 4949 West Brown Deer Road, Milwaukee, WI 53223.
Item 2.
(a)	Name of Person(s) Filing: This statement is filed by:
	(i)	Sirios Capital Partners, L.P., a Delaware limited partnership (“SCP I”), with respect to the shares of Common Stock directly owned by it;
	(ii)	Sirios Capital Partners II, L.P., a Delaware limited partnership (“SCP II”), with respect to the shares of Common Stock directly owned by it;
	(iii)	Sirios/QP Partners, L.P., a Cayman Islands exempted limited partnership (“SQP”), with respect to the shares of Common Stock directly owned by it;
	(iv)	Sirios Overseas Fund, Ltd., a Cayman Islands company (“SOF”), with respect to the shares of Common Stock directly owned by it;
	(v)	Sirios Focus Partners, L.P., a Cayman Islands exempted limited partnership (“SFP”), with respect to the shares of Common Stock directly owned by it;
	(vi)	Vitruvius SICAV, is a Société d’Investissement à Capital Variable organized under the laws of Luxembourg (“VS”), with respect to the shares of Common Stock directly owned by it;
(vii)

Sirios Capital Management, L.P., a Delaware limited partnership (“SCM”), which serves as investment manager to SCP I, SCP II, SQP, SOF, SFP, and VS, with respect to the shares of Common Stock directly owned by SCP I, SCP II, SQP, SOF, SFP, and VS;

(viii)

Sirios Associates, L.L.C., a Delaware limited liability company (“SA”), which is the general partner of SCM, with respect to the shares of Common Stock directly owned by SCP I, SCP II, SQP, SOF, SFP, and VS; and

	(ix)	John F. Brennan, Jr., sole managing member of SA, with respect to the shares of Common Stock directly owned by SCP I, SCP II, SQP, SOF, SFP, and VS.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

CUSIP No. 063750103			Page 12 of 16
(b)

Address of Principal Business Office or, if None, Residence:
The address of the business office of SCP I, SCP II, SCM, SA, and Mr. Brennan is One International Place, Boston, Massachusetts 02110-2649. The address of the registered office of SQP, SOF, and SFP is c/o Goldman Sachs (Cayman) Trust, Limited, 2nd Floor, Harbour Centre, P.O. Box 896, George Town, Grand Cayman, KY1•1103, Cayman Islands. The address of the registered office of VS is 11 rue Aldringen, L-1118 Luxembourg.

(c)

Citizenship:
SCP I, SCP II, and SCM are limited partnerships organized under the laws of the State of Delaware. SQP and SFP are exempted limited partnerships organized under the laws of the Cayman Islands. SOF is a company organized under the laws of the Cayman Islands. VS is a “Société d’Investissement à Capital Variable” organized under the laws of Luxembourg. SA is a limited liability company organized under the laws of the State of Delaware. Mr. Brennan is a United States citizen.

	(d)	Title of Class of Securities: Common Stock, par value $0.01 per share (the “Common Stock”).
	(e)	CUSIP Number: CUSIP No. 063750103

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 063750103			Page 13 of 16
Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

As of August 6, 2007, the Reporting Persons may be deemed to beneficially own 5.10% of the outstanding shares of Common Stock of Bank Mutual Corporation.  The percentages used herein are calculated based upon the 53,900,379 shares of Common Stock issued and outstanding shares at August 1, 2007 as reflected in the Company’s Form 10-Q for the fiscal quarterly period ended June 30, 2007.

(a)

Amount beneficially owned:

A.      Sirios Capital Partners, L.P.:   92,665
B.      Sirios Capital Partners II, L.P.:   459,951
C.      Sirios/QP Partners, L.P.:    841,587
D.      Sirios Overseas Fund, Ltd.:   991,713
E.      Sirios Focus Partners, L.P.:  203,330
F.      Vitruvius SICAV:  159,340
G.      Sirios Capital Management, L.P.:   2,748,586
H.      Sirios Associates, L.L.C.:   2,748,586
I.       John F. Brennan, Jr.:   2,748,586

(b)

Percent of class:

A.      Sirios Capital Partners, L.P.:   0.17%
B.      Sirios Capital Partners II, L.P.:   0.85%
C.      Sirios/QP Partners, L.P.:   1.56%
D.      Sirios Overseas Fund, Ltd.:   1.84%
E.      Sirios Focus Partners, L.P.:   0.38%
F.      Vitruvius SICAV:   0.30%
G.      Sirios Capital Management, L.P.:   5.10%
H.      Sirios Associates, L.L.C.:   5.10%
I.       John F. Brennan, Jr.:   5.10%

	(c)	Number of shares as to which the person has:
(i)

Sole power to vote or to direct the vote

A.      Sirios Capital Partners, L.P.:   —0—
B.      Sirios Capital Partners II, L.P.:   —0—
C.      Sirios/QP Partners, L.P.:   —0—
D.      Sirios Overseas Fund, Ltd.:   —0—
E.      Sirios Focus Partners, L.P.:   —0—
F.      Vitruvius SICAV:    —0—
G.      Sirios Capital Management, L.P.:   —0—
H.      Sirios Associates, L.L.C.:   —0—
I.       John F. Brennan, Jr.:   —0—

CUSIP No. 063750103		Page 14 of 16
(ii)

Shared power to vote or to direct the vote

A.      Sirios Capital Partners, L.P.:   92,665
B.      Sirios Capital Partners II, L.P.:   459,951
C.      Sirios/QP Partners, L.P.:    841,587
D.      Sirios Overseas Fund, Ltd.:   991,713
E.      Sirios Focus Partners, L.P.:  203,330
F.      Vitruvius SICAV:  159,340
G.      Sirios Capital Management, L.P.:   2,748,586
H.      Sirios Associates, L.L.C.:   2,748,586
I.       John F. Brennan, Jr.:   2,748,586

(iii)

Sole power to dispose or to direct the disposition of

A.      Sirios Capital Partners, L.P.:   —0—
B.      Sirios Capital Partners II, L.P.:   —0—
C.      Sirios/QP Partners, L.P.:   —0—
D.      Sirios Overseas Fund, Ltd.:   —0—
E.      Sirios Focus Partners, L.P.:   —0—
F.      Vitruvius SICAV:    —0—
G.      Sirios Capital Management, L.P.:   —0—
H.      Sirios Associates, L.L.C.:   —0—
I.       John F. Brennan, Jr.:   —0—

(iv)

Shared power to dispose or to direct the disposition of

A.      Sirios Capital Partners, L.P.:   92,665
B.      Sirios Capital Partners II, L.P.:   459,951
C.      Sirios/QP Partners, L.P.:    841,587
D.      Sirios Overseas Fund, Ltd.:   991,713
E.      Sirios Focus Partners, L.P.:  203,330
F.      Vitruvius SICAV:  159,340
G.      Sirios Capital Management, L.P.:   2,748,586
H.      Sirios Associates, L.L.C.:   2,748,586
I.       John F. Brennan, Jr.:   2,748,586

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

CUSIP No. 063750103	Page 15 of 16

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification
Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ JOHN F. BRENNAN, JR.

John F. Brennan, Jr., individually, and as sole managing member of Sirios Associates, L.L.C., the general partner of Sirios Capital Management, L.P., the investment manager of Sirios Capital Partners, L.P., Sirios Capital Partners II, L.P., Sirios/QP Partners, L.P., Sirios Overseas Fund, Ltd., Sirios Focus Partners, L.P., and Vitruvius SICAV.

CUSIP No. 063750103	Page 16 of 16

Exhibit 1

AGREEMENT

Each of the undersigned, pursuant to Rule 13d-1(k)(l) under the Securities Exchange Act of 1934, as amended, hereby agrees that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of the shares of common stock of Bank Mutual Corporation, and that the Schedule 13G to which this Agreement is appended as Exhibit 1 is to be filed with the Securities and Exchange Commission on behalf of each of the undersigned on or about the date hereof.

EXECUTED as a sealed instrument this 15th day of August, 2007.

/s/ JOHN F. BRENNAN, JR.

John F. Brennan, Jr., individually, and as sole managing member of Sirios Associates, L.L.C., the general partner of Sirios Capital Management, L.P., the investment manager of Sirios Capital Partners, L.P., Sirios Capital Partners II, L.P., Sirios/QP Partners, L.P., Sirios Overseas Fund, Ltd., Sirios Focus Partners, L.P., and Vitruvius SICAV.